UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 13, 2020

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and nine months ended September 30, 2020

4.1
Aircraft Mortgage and Security Agreement dated as of October 15, 2020 among Fly Willow Funding Limited, Fly Leasing Limited, Fly Willow Aircraft Holdings DAC, the additional grantors referred to therein, and Bank of Utah as Collateral Agent.

4.2
Term Loan Credit Agreement dated as of October 15, 2020 among Fly Willow Funding Limited, as Borrower, Fly Leasing Limited, as a Guarantor Party, Fly Willow Aircraft Holdings DAC, as a Guarantor Party, each other guarantor party referred to therein, the lenders identified therein, Royal Bank of Canada, as Administrative Agent and Bank of Utah, as Collateral Agent.

4.3	Servicing Agreement dated as of October 15, 2020 among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited.

4.4	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013; Registration Statement on Form F-3 (Reg. No. 333-234700), first filed with the Securities and Exchange Commission on November 14, 2019; and Registration Statement on Form F-3 (Reg. No. 333-248082), first filed with the Securities and Exchange Commission on August 18, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: November 13, 2020	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and nine months ended September 30, 2020

4.1
Aircraft Mortgage and Security Agreement dated as of October 15, 2020 among Fly Willow Funding Limited, Fly Leasing Limited, Fly Willow Aircraft Holdings DAC, the additional grantors referred to therein, and Bank of Utah as Collateral Agent.

4.2
Term Loan Credit Agreement dated as of October 15, 2020 among Fly Willow Funding Limited, as Borrower, Fly Leasing Limited, as a Guarantor Party, Fly Willow Aircraft Holdings DAC, as a Guarantor Party, each other guarantor party referred to therein, the lenders identified therein, Royal Bank of Canada, as Administrative Agent and Bank of Utah, as Collateral Agent.

4.3	Servicing Agreement dated as of October 15, 2020 among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited.

4.4	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof.

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